

Mail Stop 3561

February 12, 2010

<u>Via U.S. Mail and facsimile</u>

Ola Lorentzon
President and Director
Knightsbridge Tankers Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

> **Re: Knightsbridge Tankers Limited
> Amendment No. 1 to Form F-3
> Filed January 28, 2010
> File No. 333-164007**

Dear Ola Lorentzon:

We have reviewed your response to the comments in our letter dated January 14, 2010 and have the following additional comments. Please note that all page references below correspond to the unmarked version of your filing on EDGAR.

<u>General</u>

1. We note that in response to our prior comment 1 you indicated in your letter dated January 28, 2010 that counsel intends to render its tax opinion in the prospectus. If our understanding is correct, please file a short-form opinion as Exhibit 8 with the next amendment to confirm that the opinion set forth in the prospectus is the opinion of counsel.

<p style="text-align:center">* * * * *</p>

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda L. Ravitz
Branch Chief - Legal

cc: Gary J. Wolfe
        Fax: (212) 480-8421